UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Constitution Capital Access Fund, LLC

(Name of Issuer)

Class I Shares

(Title of Class of Securities)

21039R309

(CUSIP Number)

Sally McCarthy

c/o Universities Superannuation Scheme Ltd.

60 Threadneedle Street

London EC2R 8HP

+44 (0) 7950 430354

with copies to:

Michael King, Esq.

Daniel Bresler, Esq.

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	21039R309

1.	Names of Reporting Persons

Universities Superannuation Scheme Limited as sole corporate trustee of Universities Superannuation Scheme

2.	Check The Appropriate Box if a Member of a Group (See Instructions)

(a) (b)

3.	SEC Use Only

4.	Source of funds (see instructions)

OO

5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United Kingdom

7.	Sole Voting Power

53,653,748

8.	Shared Voting Power

0

9.	Sole Dispositive Power

53,653,748

10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

53,653,748

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented By Amount in Row (11)

90.4% (1)

14.	Type of Reporting Person (See Instructions)

OO

(1)	Calculated based on 59,382,967 Class I Shares issued and outstanding as of July 31, 2024, based on information received from the Issuer.

Item 1. Security and Issuer

This Schedule 13D relates to the Class I shares of limited liability company interests (“Class I Shares”) of Constitution Capital Access Fund, LLC (the “Issuer,” “Fund”). The address of the Issuer’s principal executive offices is: Constitution Capital PM, LP, 300 Brickstone Square, 7th Floor, Andover, Massachusetts 01810.

Item 2. Identity and Background

This Schedule 13D is being filed by Universities Superannuation Scheme Limited as the sole corporate trustee of the Universities Superannuation Scheme (the “Reporting Person”). L8 Investment Holdings LP (“L8”), an indirect and wholly-owned subsidiary of USSL, is the direct holder of the reported securities.

The address and principal office of the Reporting Person is 60 Threadneedle Street, London EC2R 8HP.

The Reporting Person is the sole corporate trustee of the Universities Superannuation Scheme, which is a defined benefit occupational pension scheme established under English law.

(d)-(e) The Reporting Person has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is organized in the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

L8 acquired the Class I Shares from the Issuer in connection with the reorganization of U/C Seed Partnership Fund, L.P. with and into the Issuer.

Item 4. Purpose of Transaction

The Reporting Person acquired the Class I Shares subject to this Schedule 13D for investment purposes. Subject and pursuant to the terms of the Agreement (as described and defined below), L8 has requested, and will continue to request, to tender its Class I Shares of the Fund in each repurchase offer conducted by the Fund. Other than the foregoing, the Reporting Person has no present plans or proposals that relate to or would result in any additional actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On December 31, 2023, the Reporting Person elected to receive income distribution from the Issuer in the form Class I Shares rather than cash.

On July 31, 2024, the Issuer reported having approximately 786,516 more Class I Shares outstanding than since the last number of outstanding Class I Shares it reported.

Item 5. Interest in Securities of the Issuer

(a) - (b) The 53,653,748 Class I Shares reported in this statement are directly held by L8. The Reporting Person indirectly owns 100% of L8 Investment Holdings LP, the general partner of L8, and is the sole limited partner of L8. Accordingly, the Reporting Person may be deemed to have voting and dispositive control of the Class I Shares as set forth in rows 7 through 13 of the previous page of this statement. The 53,653,748 Class I Shares reported in this statement represent 90.4% of the 59,382,967 Class I Shares outstanding as of July 31, 2024, based on information received from the Issuer. The information set forth in Items 7 through 13 of the previous page hereto is incorporated herein by reference. The filing of this statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

(c) This filing is solely the result of the Issuer having more outstanding Class I Shares on July 31, 2024 than it had in its last publication of the number of its outstanding Class I Shares. The increase in the number of the Issuer’s Class I Shares changed the Reporting Person’s ownership percentage by greater than 1%, and the Reporting Person is making this filing as a result. The Reporting Person did not become aware of the increase in the number of Class I Shares outstanding until August 29, 2024.

(d) Except as set forth in this Schedule 13D, no person has the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, securities covered by Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Tender Offer Participation

Regarding L8's participation in tender offers by the Issuer, an Agreement, dated as of September 30, 2022, between L8 and Constitution Capital PM, LP, as investment adviser to the Issuer (the "Agreement"), was previously filed as Exhibit 99.1 to the Reporting Person’s initial Schedule 13D. Pursuant to the terms of the Agreement, L8 has agreed that, to the extent permissible under the U.S. federal securities laws and subject to a determination that it would be advisable under the circumstances, L8 will request to tender Class I Shares of the Fund in each repurchase offer conducted by the Fund as set forth in the Agreement. The Agreement will terminate automatically upon the date as of which L8 no longer owns any Shares of the Fund. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Agreement, dated as of September 30, 2022, by and between L8 Investment Holdings LP and Constitution Capital PM, LP. was previously filed as an exhibit to the Reporting Persons’ initial Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2024

Universities Superannuation Scheme Limited

By:	USS Investment Management Limited as agent for and on behalf of Universities Superannuation Scheme Limited (in its capacity as the sole corporate trustee of the Universities Superannuation Scheme)

/s/ Sally McCarthy

	Name:	Sally McCarthy
	Title:	Deputy Head of Group Compliance, USS Investment Management Limited